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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                              CONVERGYS CORPORATION
             (Exact name of registrant as specified in its charter)

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                 Ohio                                  31-1598292
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

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201 East Fourth Street, Cincinnati, Ohio             45202
(Address of principal executive office)              (Zip Code)


         Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                     Name of each exchange on which
         to be so registered                     each class is to be registered
         -------------------                     ------------------------------

Series A Preferred Share Purchase Rights         New York Stock Exchange

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: _____________(if applicable):

         Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         On November 19, 1998, the Board of Directors of Convergys Corporation (the "Company") declared a dividend distribution of one right ("Right") on each of the Company's outstanding Common Shares, without par value (the "Common Shares"), to holders of record of the Common Shares at the close of business on December 1, 1998 (the "Record Date"). One Right also will be distributed for each Common Share issued after December 1, 1998, until the Distribution Date (which is described in the next paragraph). Each Right entitles the registered holder to purchase from the Company a unit ("Unit") consisting of one one-hundredth of a Series A Preferred Share of the Company (the "Preferred Shares") at a purchase price of $70 per Unit, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of November 30, 1998 (the "Rights Agreement") between the Company and The Fifth Third Bank, as Rights Agent.

         Initially, the Rights will be attached to all Common Share certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earliest of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group beneficially owning 15% or more of the outstanding Common Shares.

         Until the Distribution Date (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 1, 2008, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the Board of Directors, only Common Shares issued prior to the Distribution Date will be issued with Rights.

         If a person becomes the beneficial owner of 15% or more of the Common Shares ("Flip-In Event"), each holder of a Right will have the right to receive, upon exercise, Common Shares having a value equal to two times the exercise price (Purchase Price) of the Right. Moreover, the Rights will not be exercisable until the Rights are no longer redeemable as described below. If the Company does not have enough authorized Common Shares to satisfy the exercise of the Rights, the Company will be required to substitute value in the form of cash,



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property, debt or equity securities, or a reduction of the Purchase Price, or any combination of the foregoing, in an aggregate amount equal to the value of the Common Shares which would otherwise be issuable. In addition, the Company may provide that, in lieu of payment of any exercise price by holders of the Rights, the Company will issue to such holders securities equal to the value of the spread between the exercise price and the value of the Common Shares. The Acquiring Person would not be permitted to exercise any Rights and any Rights held by such person (or certain transferees of such person) will be null and void and non-transferable.

         For example, at an exercise price of $70 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $140 worth of Common Shares (or other consideration, as noted above) for $70. Assuming that the Common Shares had a per share value of $35 at such time, the holder of each valid Right would be entitled to purchase four Common Shares for $70. Alternatively, at the discretion of the Board of Directors, each Right following a Flip-In Event, without payment of the exercise price, would entitle its holder to Common Shares (or other consideration, as noted above) with a value of $70.

         If, following the Distribution Date, the Company is acquired in certain specified mergers or other business combinations (i.e., the Company does not survive or its Common Shares are changed or exchanged), or 50% or more of its assets or earning power (on a consolidated basis) is sold or transferred in one transaction or a series of related transactions ("Flip-Over Events"), each Right becomes a Right to acquire common stock of the other party to the transaction (or its ultimate parent in certain circumstances) having a value equal to two times the Purchase Price. As an enforcement mechanism, the Rights Agreement prohibits the Company from entering into any such transaction unless the other party agrees to comply with the provisions of the Rights.

         The Purchase Price payable and the number of Units of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

         In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, at any time prior to a Flip-In Event. Immediately upon the action of the Board


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of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

         As long as the Rights are redeemable, the Company may amend any provision of the Rights Agreement in any respect without the approval of the holders of the Rights. At any time when the Rights are no longer redeemable, the Company may amend the Rights Agreement without the approval of the holders of the Rights in order to cure any ambiguity, correct or supplement any provision which may be defective or inconsistent with any other provision, shorten or lengthen any time period, or change or supplement the provisions in any manner in which the Company may deem necessary or desirable; provided that no such supplement or amendment shall adversely affect the interests of the holders of the Rights, and no such amendment may cause the Rights again to become redeemable or cause the Rights Agreement again to become amendable other than in accordance with the terms of the original Rights Agreement.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


ITEM 2.  EXHIBITS

         4.1 Rights Agreement, dated as of November 30, 1998, between Convergys Corporation and The Fifth Third Bank, as Rights Agent, which includes as Exhibit A thereto the Form of Certificate of Amendment of the Amended Articles of Incorporation of Convergys Corporation providing for a series of Voting Preferred Shares and designating such shares as Series A Preferred Shares, as Exhibit B thereto the Form of Rights Certificate, and as Exhibit C thereto the Summary of Rights to Purchase Preferred Shares.



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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       CONVERGYS CORPORATION


                                        By:  /s/ William D. Baskett III
                                            -----------------------------
                                            William D. Baskett III
                                            Secretary and General Counsel


Dated: December 22, 1998



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